Exhibit 99.03

Glu Mobile Announces Strategic Relationship with Tencent

SAN FRANCISCO — (BUSINESS WIRE)—April 29, 2015 — Glu Mobile Inc. (Glu, NASDAQ:GLUU), a leading global developer and publisher of free-to-play games for smartphone and tablet devices, announced that Tencent Holdings Limited (Tencent, SEHK: 00700) had agreed to purchase 21 million shares of Glu’s common stock at a price of US$6.00 per share for total consideration of US$126 million.

The transaction will be completed in two tranches, with Tencent today purchasing 12.5 million shares, and committing to purchase the remaining 8.5 million shares upon the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.  Subject to the foregoing, the parties expect the second tranche to be completed in Q2-2015. Tencent will own approximately 14.6% of the total shares on a fully-diluted and as converted basis immediately after completion of the investment. Glu will have a pro forma cash balance of approximately $190 million, based on Glu’s cash balance as of March 31, 2015, immediately after the completion of the transaction.

“I am proud to announce that we have entered into a strategic relationship with arguably Asia’s largest internet company and the world’s largest games company — Tencent. I consider their expertise in gaming to be unrivalled and we are excited to power ahead with the support of a fantastic partner that believes in our strategy and shares our vision,” said Niccolo de Masi, Chairman & CEO of Glu.

De Masi continued, “We are delighted to gain a new value-added Board member as part of this partnership. Steven Ma, SVP and Head of Tencent’s Interactive Entertainment Group joins our Board of Directors today. We look forward to collaborating with Tencent to bring more high quality and enjoyable gaming experience to our users.”

“Tencent was attracted to Glu due to its five-year growth track record, high-quality entrepreneurial management, and unique approach to methodically building a portfolio of success in the shooter, action-RPG, narrative-RPG, time-management, sports and racing genres,” said Steven Ma.

Mr. Ma continued, “Collaboration between our companies will enable Glu to tailor its games more powerfully by tapping Tencent’s strength in online, social and MMO capabilities.  I look forward to working with Niccolo and the rest of the Glu Board to take Glu to the next level.”

Cowen and Company, LLC provided a fairness opinion to Glu’s Board of Directors in connection with this transaction.

Forward-Looking Statements

This press release contains certain “forward-looking statements” related to the business of Glu Mobile Inc., which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “plans” or similar expressions, including statements regarding the expected timing of the closing of the second tranche of Tencent’s investment in Glu; that Glu is excited to power ahead with the support of a fantastic partner that believes in our strategy and shares our vision; that Glu looks forward to collaborating with Tencent to bring more high quality and enjoyable gaming experience to Glu’s users; that collaboration between Glu and Tencent will enable Glu to tailor its games more powerfully by tapping Tencent’s strength in online, social and MMO capabilities; and that Mr. Ma looks forward to working with Mr. de Masi and the rest of the Glu Board to take Glu to the next level. Such forward-looking statements involve known and unknown risks and uncertainties, including, but not limited to, the risk that the parties do not receive antitrust clearance for the second tranche of the investment; the risk that Glu does not realize the anticipated strategic benefits from its strategic relationship with Tencent; the risk that consumer demand for smartphones, tablets and next-generation platforms does not grow as significantly as Glu anticipates or that Glu will be unable to capitalize on any such growth; the risk that Glu does not realize a sufficient return on its investment with respect to its efforts to develop free-to-play games for smartphones, tablets and next-generation platforms; the risk that Glu will not be able to maintain its good relationships with Apple and Google; the risk that Glu’s newly released games will be of a quality less than desired by reviewers and consumers; the risk that the mobile games market, particularly with respect to free-to-play gaming, is smaller than anticipated; the risk that Glu may lose a key intellectual property license; and other risks detailed under the caption “Risk Factors” in Glu’s Form 10-K filed with the Securities and Exchange Commission on March 13, 2015 and Glu’s other SEC filings. You can locate these reports through Glu’s website at http://www.glu.com/investors. We are under no obligation, and expressly disclaim any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

About Glu Mobile

Glu Mobile (NASDAQ:GLUU) is a leading global developer and publisher of free-to-play games for smartphone and tablet devices. Glu is focused on creating compelling original IP games such as CONTRACT KILLER, DEER HUNTER, DINER DASH, DINO HUNTER: DEADLY SHORES, ETERNITY WARRIORS, FRONTLINE COMMANDO, RACING RIVALS, and TAP SPORTS BASEBALL, and branded IP games including KIM KARDASHIAN: HOLLYWOOD, ROBOCOP: THE OFFICIAL GAME, and HERCULES: THE OFFICIAL GAME, on the App Store, Google Play, Amazon Appstore, Facebook, Mac App Store, and Windows Phone. Glu’s unique technology platform enables its titles to be accessible to a broad audience of consumers globally. Founded in 2001, Glu is headquartered in San Francisco with major U.S. offices outside of Seattle and in Long Beach, and international locations in Canada, China, India, Japan, Korea, and Russia. Consumers can find high-quality entertainment wherever they see the ‘g’ character logo or at www.glu.com. For live updates, please follow Glu via Twitter at www.twitter.com/glumobile or become a Glu fan at Facebook.com/glumobile.

BLOOD & GLORY, CONTRACT KILLER, DEER HUNTER, DINER DASH, ETERNITY WARRIORS, FRONTLINE COMMANDO, RACING RIVALS, TAP SPORTS BASEBALL, GLU, GLU MOBILE and the ‘g’ character logo are trademarks of Glu Mobile Inc. or its subsidiaries.

Investor Relations Contact:

ICR, Inc.
Seth Potter, 646-277-1230
ir@glu.com